Kare Mobile Incorporated
Balance Sheet
(Unaudited)

	December 31, 2018
ASSETS	
Cash	$ 13,554
Total current assets	13,554
Total assets	$ 13,554
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Credit cards payable	$ 131,542
Related party loan - Watson	12,262
Related party loan - Benton	2,000
Total current liabilities	145,804
Commitments and contingencies	-
Common stock, par value $0.00001; 10,000,000 shares authorized, 2,775,356 issued and outstanding	27.75
Capital in excess of par value	13,526.25
Retained deficit	(145,804)
Total shareholders' deficit	(132,250)
Total liabilities and shareholders' deficit	$ 13,554